                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                             GLOBAL GOLD CORPORATION
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    37933T209
                                    ---------
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019
                                 (212) 698-9260
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 10, 2005
                           ---------------------------
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13(d)1-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Management LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,873,166 (1)
    Beneficially
      Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,873,166 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person           6,873,166 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   41.8%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA

(1) The controlling members of the Reporting Person are Harvey Sawikin and Ian
Hague. The Reporting Person may be deemed the beneficial owner of 1,838,167 shares (or 11.1% of the outstanding shares of Common Stock of the issuer, which includes 750,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Republics Fund, Ltd. (the "Republics
Fund"), which is the holder of such shares. As the investment adviser of the
Republics Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Global Master Fund, Ltd., and
Firebird Avrora Fund, Ltd., that hold respectively 3,200,000 shares (including
1,500,000 shares issuable upon the exercise of warrants) and 1,834,999 shares
(including 750,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  FGS Advisors, LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,873,166 (1)
     Beneficially
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,873,166 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person           6,873,166 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   41.8%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                 IA

(1) The controlling members of the Reporting Person are Harvey Sawikin and James
Passin. The Reporting Person may be deemed the beneficial owner of 3,200,000 shares (or 19.4% of the outstanding shares of Common Stock of the issuer, which includes 1,500,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the
"Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Republics
Fund, Ltd., and Firebird Avrora Fund, Ltd., that hold respectively 1,838,167
(including 750,000 shares issuable upon the exercise of warrants) and 1,834,999
(including 750,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Avrora Advisors LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,873,166 (1)
     Beneficially
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,873,166 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person           6,873,166 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   41.8% (1)
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                  IA

(1) The controlling members of the Reporting Person are Harvey Sawikin and Ian
Hague. The Reporting Person may be deemed the beneficial owner of 1,834,999 shares (or 11.1% of the outstanding shares of the Common Stock of the issuer, which includes 750,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Avrora Fund, Ltd. (the "Avrora
Fund"), which is the holder of such shares. As the investment adviser of the
Avrora Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Republics Fund, Ltd., and Firebird Global
Master Fund, Ltd., that hold respectively 1,838,167 (including 750,000 shares issuable upon the exercise of warrants) and 3,200,000 (including 1,500,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 4, 2004
(the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock") of Global Gold Corporation, a Delaware corporation
(the "Company"). The Company's principal executive office is located at 104
Field Point Road, Greenwich, CT 06830.

         Certain terms used but not defined in this Amendment No. 1 have the meanings assigned to thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

ITEM 3.           SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As discussed in Item 5 hereof, certain of the Common Stock to which this Amendment No. 1 relates were purchased by private investment funds at the direction of the Reporting Persons.

         The aggregate amount of the purchase price of US$218,292 in respect of the acquisition of shares of Common Stock at the closing of the Stock Purchase
Agreement between the Funds and Robert Garrison dated February 25, 2005 (the
"SPA") was paid from the working capital of the private investment funds that purchased the subject securities at the direction of the Reporting Persons.

ITEM 4.           PURPOSE OF TRANSACTION.

         The information in Item 4 is hereby supplemented with the addition of the following information:

         The shares of Common Stock to which this Amendment No. 1 relates have been acquired for investment purposes.

         Ian Hague, a Principal of Firebird Management LLC, FGS Advisors, LLC
and Firebird Avrora Advisors LLC was appointed as a director of the Company on
January 11, 2005 pursuant to the right of the Reporting Persons described in the
Schedule 13D to designate a single director for election to the Company's board pursuant to the Stock Subscription and Stockholders Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) are hereby amended to read in their entirety as follows:

(a)      The Reporting Persons may be deemed the beneficial owners in the aggregate of 6,873,166 shares of Common Stock, representing 41.8% of the Common
Stock, consisting of (i) an aggregate of 3,000,000 shares of Common Stock purchased on November 4, 2004, (ii) an aggregate of 3,000,000 shares of Common
Stock issuable upon exercise of the Warrants, and (iii) an aggregate of 873,166 shares of Common Stock purchased at the closing of the SPA.

         Other than as described in this Item 5, to the knowledge of the
Reporting Persons no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

(b)      For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed the beneficial owners of the Common Stock described in Item 5(a) above because, (i) Management acts as investment adviser to Firebird Republics Fund, Ltd., a private investment fund which owns 1,838,167 shares of Common Stock (including 750,000 shares issuable upon exercise of the
Warrants held by such fund), (ii) FGS acts as investment adviser to Firebird
Global Master Fund, Ltd., a private investment fund which owns 3,200,000 shares of Common Stock (including 1,500,000 shares issuable upon exercise of the
Warrants held by such fund), and (iii) Avrora acts as investment adviser to

Firebird Avrora Fund, Ltd., a private investment fund which owns 1,834,999 shares of Common Stock (including 750,000 share issuable upon exercise of the
Warrants held by such fund; collectively, the "Funds", and individually each a
"Fund"). As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by the
Fund it advises.

         Item 5(c) is hereby supplemented with the addition of the following information:

(c)      The Funds entered into the SPA pursuant to which the Funds acquired at the closing of the transaction an aggregate of 873,166 shares of Common Stock for a purchase price of $0.25 per share, representing an aggregate of $218,292.
Other than this private purchase of securities from a single individual, during the part sixty days, there were no transactions in the Common Stock that were effected by any of the Reporting Persons or, to the knowledge of the Reporting
Persons, by any of the other persons named in Item 2.

ITEM 6.           CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented with the addition of the following information:

         As discussed in response to Item 5(c) above, the Funds and Robert
Garrison entered into the SPA (dated as of February 25, 2005) pursuant to which the Funds acquired 873,166 shares of Common Stock from Mr. Garrison for an aggregate purchase price of $218,292.

         Except as otherwise described original Schedule 13D and this amendment, there are no other contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement dated March 24, 2005.
         2.       The Stock Purchase Agreement dated February 25, 2005 which is filed as Exhibit A hereto and which is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2005

                                   FIREBIRD MANAGEMENT LLC

                                   By:    /s/ Harvey Sawikin
                                   Name:  Harvey Sawikin
                                   Title: Principal

                                   FGS ADVISORS, LLC

                                   By:    /s/ James Passin
                                   Name:  James Passin
                                   Title: Principal

                                   FIREBIRD AVRORA ADVISORS LLC

                                   By:    /s/ Harvey Sawikin
                                   Name:  Harvey Sawikin
                                   Title: Principal

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         Firebird Management LLC, FGS Advisors, LLC and Firebird Avrora Advisors
LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission,
hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated:  March 24, 2005

                                          FIREBIRD MANAGEMENT LLC

                                          By:    /s/ Harvey Sawikin
                                          Name:  Harvey Sawikin
                                          Title: Principal

                                          FGS ADVISORS, LLC

                                          By:    /s/ James Passin
                                          Name:  James Passin
                                          Title: Principal

                                          FIREBIRD AVRORA ADVISORS LLC

                                          By:    /s/ Harvey Sawikin
                                          Name:  Harvey Sawikin
                                          Title: Principal

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into this 25th day of February, 2005, by and among Robert A. Garrison, an individual (the "Seller"), on the one hand, and the purchasers identified on the signature page hereof (each individually a "Purchaser" and together, the
"Purchasers"), on the other hand.

                                    RECITALS:

         WHEREAS, the Seller holds title to one million four hundred twenty-three thousand one hundred and sixty-seven (1,423,167) shares of Common
Stock of Global Gold Corporation (OTCBB Symbol: GBGD) ("the Common Stock")
currently held in the Seller's name, 313,412 of which are "restricted securities" for purposes of the Securities Act of 1933 (the "Act"), and
1,109,755 of which are unrestricted securities.

         WHEREAS, the Seller desires to sell to the Purchasers, and the
Purchasers desire to purchase from the Seller that number of shares of Common
Stock set forth opposite each Purchaser's name on Schedule A hereto (in the aggregate, the "Transferred Shares") held by the Seller, upon the terms and conditions set forth herein.

                                   AGREEMENT:

         In consideration of the mutual promises contained herein, the parties hereby agree as follows:

         1.       Purchase and Sale; Closing.
                  --------------------------

                  a.    Purchase and Sale. Subject to the terms and conditions
hereinafter set forth, the Seller hereby agrees to sell, convey, transfer, and deliver to the Purchasers, and the Purchasers hereby agree to purchase from the
Seller, the Transferred Shares, at the Purchase Price set forth below.

                  b.    Closing. The closing of the sale and purchase of the
Transferred Shares described in Section 1(a) (the "Closing") shall take place at
10:00 am EST on March 2, 2005, or at such other time as may be agreed by the parties.

         2.       Amount, Payment and Application of Purchase Price, Closing
Deliveries. The aggregate consideration and method of payment shall be as follows:

                  a.    Consideration. At the Closing, as total consideration
for the purchase and sale of the Transferred Shares, each Purchaser shall pay to the Seller the amount set forth opposite such Purchaser's name on Schedule A hereto, at Twenty-Five Cents ($0.25) per share, equaling in the aggregate Three
Hundred Fifty-Five Thousand Seven Hundred Ninety One

                                      -1-

Dollars and Seventy Five Cents ($355,791.75) (the "Purchase Price"). The
Purchase Price shall be paid at the Closing upon receipt of Seller's closing deliveries by wire transfer of immediately available funds to the Seller's trust account as set forth in Exhibit A hereto.

                  b.    Deliveries at Closing. At the Closing, (i) the Seller
will deliver to each Purchaser separate stock certificates representing all of the Transferred Shares (with separate stock certificates for each Purchaser and for Restricted Shares and Unrestricted Shares) that are being sold conveyed, transferred and delivered to such Purchaser, endorsed in blank or accompanied by duly executed assignment documents, and (ii) each Purchaser will deliver to the
Seller the portion of the Purchase Price set forth against such Purchaser's name in Schedule A hereto.

         3.       Representations and Warranties of Seller.
                  ----------------------------------------

         Seller hereby represents and warrants to each Purchaser as follows:

                  a.    Ownership of Stock. The Seller is the sole record and
beneficial owner of, and has good and valid title to, the Transferred Shares free and clear of any liens, claims, equities, encumbrances, security interests and restrictions of any kind and has full and complete legal right, power and authority to execute and deliver this Agreement and to duly perform its obligations hereunder.

                  b.    Validity. This Agreement constitutes the legal, valid
and binding obligation of the Seller.

                  c.    Consents and Approvals. The execution and delivery of
this Agreement, the consummation of the transaction contemplated hereby and the performance by the Seller of the terms and conditions hereof do not (i) require the approval or consent of any governmental authority or the approval or consent of any other person; or (ii) conflict with or result in a breach or violation of any law or regulation or contractual or other obligation applicable to the
Seller or the Transferred Shares or by which the Seller or the Transferred
Shares is or are bound.

                  d.    Shares Unrestricted. Of the Transferred Shares that are
hereunder sold, conveyed, transferred, and delivered by the Seller to Firebird
Avrora Fund., Ltd., Firebird Republics Fund, Ltd. and Firebird Global Master
Fund, Ltd. (collectively, the "Funds"), 313,412 shares of Common Stock are
"restricted securities" (the "Restricted Shares") and are being sold, conveyed, transferred, and delivered by the Seller to the Funds pursuant to an applicable exemption from registration under the Act. Of the remaining Transferred Shares that are hereunder sold, conveyed, transferred, and delivered by the Seller to the Purchasers (the "Unrestricted Shares"), none of such 1,109,755 shares of
Common Stock are "restricted securities" under the Act and all such shares are freely tradable without having to be included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission pursuant to Section 5 of the Act. The Unrestricted Shares satisfy all of the requirements of Rule 144(k) promulgated by the Securities and Exchange Commission under the
Act, are being sold, conveyed, transferred, and delivered by the Seller to the
Purchasers pursuant to the exemption from registration provided by Rule 144(k), and are freely tradable by the purchasers thereof.

                                      -2-

                  e.    No Broker. The Seller has not committed any act or
omission which would give rise to any claim against any party hereto for a brokerage commission, finder's fee, or other like payment in connection with the transaction contemplated hereby.

         4.       Representations and Warranties of Purchasers.
                  --------------------------------------------

         Each of the Purchasers, severally and not jointly, and for itself only and not with respect to any of the other Purchasers, hereby represents and warrants to the Seller as follows:

                  a.    No Broker. Such Purchaser has not committed any act or
omission which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

                  b.    Validity. This Agreement constitutes the legal, valid
and binding obligation of such Purchaser.

         5.       Termination.
                  -----------

         If the Closing has not occurred on or before March 11, 2005 this
Agreement may be terminated at any time by any Purchaser or the Seller, respectively, by notice to the other parties hereto, in which case this
Agreement shall be null and void, except for the provisions of Sections 3(e),
4(a), and 6(d), which shall remain in full force and effect.

         6.       General Provisions.
                  ------------------

                  a.    Sections and Other Headings. The section and other
headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

                  b.    No Waiver of Rights. No failure or delay on the part of
any party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise of any such power, right or privilege shall preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this
Agreement are cumulative with, and not exclusive of, any rights or remedies otherwise available. No waiver shall be binding unless in writing and signed by the party to be charged or a qualified officer thereof.

                  c.    Notice. All notices hereunder shall be in writing and
shall be either personally delivered, transmitted by postage prepaid registered or certified mail, return receipt requested, transmitted by telecopier, or transmitted by internationally recognized courier service to the parties hereto at their respective addresses. Except as otherwise specified herein, all notices and other communications shall be deemed to have been duly given on receipt. For purposes hereof, the addresses and telecopier numbers of the parties hereto
(until notice of a change thereof is given as provided herein) shall be as set forth on Schedule A hereto with respect to the Purchasers (with a copy to the party identified below), and with respect to the Seller, as set forth below:

                                      -3-

         Any communication to the Purchasers shall be copied to:

                   Christopher M. Wells, Esq.
                   Coudert Brothers LLP
                   1114 Avenue of the Americas
                   New York, NY  10036
                   Telecopier: (212) 626-4120

         If to the Seller:

                    Bob Garrison
                    44 Lords Highway East
                    Weston, CT 06883
                    Telecopier: (203) 222-9037

                  d.    Governing Law. This Agreement and the rights and
obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws provisions thereof. The parties hereby irrevocably consent to, and waive any objection to the exercise of, personal jurisdiction by the state and federal courts located in New York, New York with respect to any action or proceeding arising out of this Agreement.

                  e.    Assignment; Successors. This Agreement shall inure to
the benefit of and be binding upon the heirs, successors and assigns of all parties.

                  f.    Further Assurances. The parties hereto agree that, from
time to time hereafter, and upon request, each of them will execute, acknowledge and deliver such other documents and instruments as may be required to carry out more effectively the terms and conditions of this Agreement.

                  g.    Entire Agreement; Modifications; Severability. This
Agreement, together with the other agreements referred to herein, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations and understandings, written or oral, of the parties. This Agreement may not be modified or amended except by a writing signed by each of the parties hereto
(and by a qualified officer if such party is a legal entity). The invalidity, illegality or unenforceability for any reason of any one or more provisions of this Agreement shall not affect the validity, legality or enforceability of the remainder of this Agreement.

                  h.    Counterpart Originals. This Agreement may be (i)
executed simultaneously in two or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and (ii) executed by facsimile.

                  i.    Obligations of Purchasers Several and not Joint. The
obligations of the Purchasers hereunder are several and are not joint obligations.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                      -4-

         IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

SELLER:

/s/ Robert Garrison
Robert A. Garrison

PURCHASERS:

/s/ Harvey Sawikin
Firebird Avrora Fund, Ltd.                  -------------------------------
Authorized Signatory                        Vince Tattersal

/s/ Harvey Sawikin
Firebird Republics Fund, Ltd.               -------------------------------
Authorized Signatory                        2049750 Ontario Inc.
                                            Authorized Signatory

/s/ James Passin
Firebird Global Master Fund, Ltd.           -------------------------------
Authorized Signatory                        Peter Schiff

-------------------------------             -------------------------------
Auerbach Grayson & Co., Inc.                Douglas Casey
Authorized Signatory

                                      -5-

                                                     SCHEDULE A

                                                     PURCHASERS

PURCHASER                        UNRESTRICTED SHARES           RESTRICTED SHARES        PURCHASE PRICE
---------                        -------------------           -----------------        --------------

Firebird Avrora Fund, Ltd.       214,743                       120,256                  US$83,750

c/o Trident Trust Co. (Cayman)
Ltd.

1 Capital Place, Box 847,
Grand Cayman,
Cayman Islands

Firebird Republics Fund, Ltd.    216,783                       121,384                  US$84,542

c/o Trident Trust Co. (Cayman)
Ltd.

1 Capital Place, Box 847,
Grand Cayman,
Cayman Islands

Firebird Global Master Fund,     128,229                       71,771                   US$50,000
Ltd.

c/o Citco Fund Services
(Cayman Islands) Limited
Regatta Office Park,
West Bay Road,
P.O. Box 31106 SMB,
Grand Cayman,
Cayman Islands

Auerbach Grayson & Co., Inc.     100,000                                                US$25,000

330 Madison Avenue
New York, NY 10017
USA

Vince Tattersal                  150,000                                                US$37,500

                                      -6-

5598 Gallagher Place
Vancouver V7Z 1M9
BC, Canada

2049750 Ontario Inc.             100,000                                                US$25,000

95 Mayfield Ave.,
Toronto, Ontario M6S 1K7
Canada

Peter Schiff                     100,000                                                US$25,000

148 Ramhorne Rd.,
New Canaan, CT 06840
USA

Douglas Casey                    100,000                                                US$25,000

202 Clevedon-Kawakawa Rd.,
Clevedon
New Zealand

-------------------------------------------------------------------------------------------------------------------

TOTAL                            1,109,755                     313,412                  US$355,792

                                      -7-